Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form F-1 filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated August 28, 2017, relating to the consolidated balance sheets of Dogness (International) Corporation and subsidiaries as of June 30, 2017 and 2016, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the two-year period ended June 30, 2017, appearing in the Prospectus included in this Registration Statement on Form F-1 (No. 333-220547). We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

/s/ Friedman LLP

New York, New York

December 13, 2017